Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 4 to Offering Circular Dated January 13, 2021

ORACLE HEALTH, INC., d/b/a FUTURE CARDIA

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.futurecardia.com

This Offering Circular Supplement No. 4 (the “Supplement”) relates to the Offering Circular of Oracle Health, Inc., d/b/a Future Cardia (the “Company”), dated January 13, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000. The offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) March 13, 2022, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

This Supplement should be read in conjunction with the Offering Circular, Amended Offering Circular Supplement No. 1 filed on March 12, 2021, the Offering Circular Supplement No. 2 filed on July 15, 2021 and the Offering Circular Supplement No. 3 filed on October 6, 2021 (collectively, the “Prior Supplements”) with the Securities and Exchange Commission (the “SEC”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement is being filed to provide updated disclosure to reflect that, effective December 1, 2021, the Company’s broker of record for this offering has changed from OpenDeal Broker LLC to StartEngine Primary, LLC. This Supplement is also being filed to include the information set forth in the Current Report on Form 1-U filed with the SEC on December 20, 2021, which is attached below.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 4 to Offering Circular is December 20, 2021.

Effective December 1, 2021, the broker of record for this offering has changed from OpenDeal Broker LLC to StartEngine Primary, LLC (“StartEngine”) which will serve as our sole placement agent to assist in the placement of our common stock, par value $0.00001 per share (“Common Stock”), being offered hereby and on the online website provided by StartEngine Crowdfunding, Inc. (the “StartEngine Platform”). StartEngine will receive a 7% cash commission based on the dollar amount received from investors in the offering and non-cash commission payable in that number of shares of Common Stock equal to 2% of the total shares of Common Stock issued to investors in the offering.

To public in this offering:	Number of Shares of Common Stock(1)	Price to public	Underwriting discount and commissions	Proceeds to issuer, before expenses(4)
OpenDeal Broker LLC
Per share	n/a	$2.00	$0.12	$1.88
Total maximum(2)	1,644,779	$3,289,558	$197,373	$3,092,185

StartEngine Primary, LLC
Per share	n/a	$2.00	$0.14	$1.86
Total maximum(3)	2,355,221	$4,710,442	$329,731	$4,380,711

(1)	See “Plan of Distribution” for details of the compensation payable to the placement agent. We previously engaged OpenDeal Broker LLC (“ODB”) to serve as our placement agent to assist in the placement of our Common Stock through the Republic platform (accessible at https://republic.co) pursuant to Regulation A, which engagement was terminated effective November 30, 2021.

(2)	The total amount raised during the time of our previous engagement with ODB, which took place from the commencement of this offering to November 30, 2021, was $3,289,558, and we paid a total of $315,600 in fees and commissions to ODB, including an offering set-up and processing fee equal to 6% of the dollar value of the shares issued to investors in this offering. During our previous engagement with ODB, we agreed to issue ODB a number of shares of Common Stock equal to 1% of the dollar value of the securities issued to investors in the offering. As of the date of this Supplement, 2,355,221 shares of Common Stock remain available under this offering.

(3)	On June 25, 2021, we entered into a posting agreement (the “Posting Agreement”) with StartEngine to engage StartEngine as the sole placement agent for this offering after our engagement with ODB ends. StartEngine became our broker of record effective as of the issuance of a no objection letter by Financial Industry Regulatory Authority (“FINRA”) on December 1, 2021. We will pay to StartEngine a cash commission of 7% of sales of Common Stock being offered hereby that occur on and after December 20, 2021. As part of StartEngine’s compensation, we agreed to issue to StartEngine a number of shares of Common Stock equal to 2% of total number of shares of Common Stock sold hereby that occur on and after December 20, 2021, which shares will be subject to a lock-up period of 180 days pursuant to FINRA rule 5110(e)(1).

The amount of underwriting discount and commissions payable to StartEngine in the above table assumes that all of the remaining qualified amount under this offering is raised.

(4)	We estimate the total expenses relating to this offering, excluding the placement agent commissions, will be approximately $350,000. Because this is a best efforts offering, the actual public offering amount, placement agent commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

The offering

Securities being offered:	Up to 4,000,000 shares of our common stock, par value $0.00001, for a maximum offering amount of $8,000,000.

Offering price per share:	$2.00 per share.

Shares outstanding before the offering*:	8,500,000 shares of our common stock.

Shares outstanding after the offering*:	Assuming this offering is fully funded, there will be 12,500,000 shares of our common stock issued and outstanding.

Best efforts offering:	We are offering shares on a “best efforts” basis. There is no minimum number of shares that must be sold in order to close this offering.

No Minimum Offering Amount:	We are not required to raise any minimum amount in this offering before we may have an initial closing of this offering. Investors should understand that we may have an initial or subsequent closing of this offering even though an insignificant amount of capital has been raised.

Minimum subscription amount:	There is a minimum subscription amount per investor of $100.

Restrictions on investment amount:	Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Escrow account:	We have established an escrow account with Prime Trust, LLC, who is acting as the escrow agent, into which subscriptions will be held pending closing. We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. In the event that closing of this offering does not occur, or an investor’s subscription is rejected, any funds received from such investor will be promptly returned without interest or deduction.

Termination of the offering:	This offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) March 13, 2022, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Use of proceeds:	We intend to use the net proceeds of this offering for research and development, FDA submissions, patent protection, product testing, operational and administrative expenses, commercialization and working capital reserves. See the section entitled “Use of Proceeds” for details.

Market for our Common Stock:	Our common stock is not listed for trading on any exchange or automated quotation system. We may apply for quotation of our Common Stock on the OTC Market. There can be no assurance that we will make such an application, nor that such an application for quotation will be approved.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

*	The number of shares of Common Stock outstanding does not give effect to:

●	700,000 shares of our Common Stock issuable upon the exercise of outstanding stock options;

●	shares of our Common Stock issuable upon the conversion of outstanding convertible notes (exclusive of shares issuable for accrued but unpaid interest under such notes) in aggregate principal amount of $1,080,000;

●	shares of our Common Stock issuable upon the conversion of $148,500 in outstanding simple agreements for future equity, or SAFES, and $269,000 in principal amount of outstanding Crowd Notes; and

●	800,000 shares of our Common Stock available for future issuance under our equity incentive plan.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into our company. When our company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

Purchasers of our shares in this offering will experience an immediate dilution of net tangible book value per share from the public offering price.  Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares and the net tangible book value per share immediately after this offering.

Our net tangible book value was approximately $(438,178), or $(0.05) per share, as of December 31, 2020, based upon 8,500,000 shares of common stock outstanding on such date. Our net tangible book value represents the amount of our total tangible assets (which is calculated by subtracting net intangible assets, deferred tax assets, and prepaid offering expenses from our total assets), less the amount of our total liabilities. Dilution is determined by subtracting net tangible book value per share, after giving effect to the proceeds we will receive from this offering, at a public offering price of $2.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After giving effect to the sale of $8,000,000 of shares in this offering at a public offering price of $2.00 per share, and after deducting placement agent commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to December 31, 2020, our pro forma net tangible book value at December 31, 2020 would have been $6,684,718, or $0.53 per share. This represents an immediate increase in pro forma net tangible book value per share of $0.58 to the existing stockholders and immediate dilution of $1.47 per share to new investors who purchase shares in the offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing shares.

Offering price per share	$2.00
Net tangible book value per share at December 31, 2020	$(0.05)
Adjusted net tangible book value per share after this offering	$0.53
Increase in net tangible book value per share to the existing stockholders	$0.58
Dilution in net tangible book value per share to new investors	$1.47

For purposes of calculating dilution in net tangible book value per share to new investors in the table above, the placement agent commissions of $527,104 (i) assumes the maximum offering amount is raised, (ii) includes $197,373 in commissions paid to ODB for sales of our securities in this offering that took place from the commencement of this offering to November 30, 2021.

The following table sets forth, assuming the sale of the maximum number of shares offered for sale in this offering (after deducting our estimated offering expenses), the total number of shares previously sold to existing stockholders, the total consideration paid for the foregoing and the average price paid per share. As the table shows, new investors purchasing shares may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing stockholders.

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Common Stock	8,500,000	68	$85	0.00001	$0.00001
New investors	4,000,000	32	$8,000,000	100	$2.00
Total	12,500,000	100	$8,000,085	100	$0.64

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The tables above exclude the following:

●	700,000 shares of our Common Stock issuable upon the exercise of outstanding stock options;

●	shares of our Common Stock issuable upon the conversion of outstanding convertible notes (exclusive of shares issuable for accrued but unpaid interest under such notes) in aggregate principal amount of $1,080,000;

●	shares of our Common Stock issuable upon the conversion of $148,500 in outstanding simple agreements for future equity, or SAFES, and $269,000 in principal amount of outstanding Crowd Notes; and

●	800,000 shares of our Common Stock available for future issuance under our equity incentive plan.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by our company. The investor’s stake in our company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of our company that you own will go down, even though the value of our company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as a public offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into our company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2017, an investor invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2017, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. The investor now owns only 1.3% of the company but the investor’s stake is worth $200,000.

●	In June 2018, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). The investor now owns only 0.89% of the company and the investor’s stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that we have issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION

Effective December 1, 2021, StartEngine became our sole placement agent in connection with this offering pursuant to the terms and conditions of the Posting Agreement, as may be amended from time to time. StartEngine is not purchasing or selling any securities offered through this Offering Circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities. StartEngine has agreed, however, to use its best efforts to arrange for the sale of all of the securities offered hereby on the StartEngine Platform.

Discounts, Commissions and Expenses

StartEngine will receive compensation for sales of the shares offered hereby at a fixed cash commission rate of 7% of the gross proceeds of the offering on and after December 20, 2021.

The following table shows the total discounts and commissions payable to the placement agent in connection with this offering, assuming all of the remaining available offering amount is raised:

	Per Share	Total
Public offering price	$2.00	$4,710,442
Placement agent commissions	$0.14	$329,731
Proceeds, before expenses, to us	$1.86	$4,380,711

We will pay to StartEngine a cash commission of 7% of sales of Common Stock being offered hereby that occur on and after December 20, 2021. As part of StartEngine’s compensation, we agreed to issue to StartEngine a number of shares of Common Stock equal to 2% of sales of Common Stock being offered hereby that occur on and after December 20, 2021, which will be subject to a lock-up period of 180 days pursuant to FINRA rule 5110(e)(1).

In addition to the foregoing, we are responsible for all offering fees and expenses, including without limitation: (i) all filing fees and communication expenses relating to the offering with the SEC and the filing of the offering materials with the FINRA; (ii) all fees, expenses and disbursements relating to the registration or qualification of our securities under the “blue sky” securities laws of such states and other jurisdictions as the placement agent may reasonably designate; (iii) the costs of all mailing and printing of the offering documents; (iv) fees and expenses of the transfer agent for the securities; (v) escrow agent and related fees; and (vi) the fees and expenses of our accountants, legal counsel and other agents and representatives. We will pay to StartEngine an advance fee of $15,000 for certain out of pocket accountable expenses anticipated to be incurred. Any portion of the advance not expended and accounted for shall be returned to us. The advance fee payable to StartEngine does not include the escrow fee, transaction fees, AML review or cash management fee to be negotiated directly with third parties.

Assuming that the maximum offering amount is raised, we estimate that the fees and expenses of the offering payable by us, excluding the placement agents’ commissions, will be approximately $350,000.

We are not under any contractual obligation to engage the StartEngine to provide any services to us after this offering and presently have no intent to do so. However, StartEngine may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If StartEngine provides services to us after this offering, we may pay StartEngine fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

Pricing of the Offering

Prior to the offering, there has been no public market for our securities. The offering price hereby was determined by negotiation between us and the placement agent. The principal factors considered in determining the offering price include:

●	the information set forth in this offering circular and otherwise available to the placement agent;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the placement agent and us.

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Investment Limitations

As set forth in Title IV of the JOBS Act, there are limits on how many shares an investor may purchase if the offering does not result in a listing on a national securities exchange. The following would apply unless we are able to obtain a listing on a national securities exchange.

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in the offering. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

Natural Persons

●	A person who had individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

●	A person whose individual net worth, or joint net worth with their spouse or spousal equivalent, exceeds $1,000,000.

●	A director or executive officer of the Company.

●	A person holding one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65).

Entities

●	An entity all of whose beneficial equity owners meet one of the conditions in the first two bullets above.

●	A bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

●	A broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended.

●	An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

●	An investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 203(l) or (m) of the Investment Advisers Act of 1940 (the “Investment Advisers Act”).

●	An insurance company as defined in section 2(a)(13) of the Securities Act.

●	An investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act.

●	A Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

●	A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

●	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

●	An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (A) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (B) the employee benefit plan has total assets in excess of $5,000,000; or (C) the plan is a self-directed plan with investment decisions made solely by persons who are “accredited investors” as defined therein.

●	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act.

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●	Is an entity that has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the securities offered and is one or more of the following (A) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; (B) corporation, (C) Massachusetts or similar business trust, (D) partnership, or (E) limited liability company.

●	A trust with total assets exceeding $5,000,000, which was not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the securities offered.

●	An entity, of a type not listed in the bullets above for entities, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

●	A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act: (A) with assets under management in excess of $5,000,000, (B) that is not formed for the specific purpose of acquiring the securities offered, and (C) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

●	A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements in the bullet above and whose prospective investment in the issuer is directed by such family office pursuant to clause (C) of that bullet.

For purposes of calculating net worth a person’s primary residence is not included as an asset; indebtedness that is secured by a primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, is not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess is included as a liability); and indebtedness that is secured by a primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities is included as a liability.

Offering Period and Expiration Date

This offering starts on the date that the offering is qualified by the SEC and will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) March 13, 2022, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Procedures for Subscribing

The placement agent intends to use its online platform at startengine.com as the sole technology platform to provide technology tools to allow for the sales of securities in this offering.

In order to invest, you will subscribe to the offering via the online platform hosted by StartEngine and will agree to the terms of the offering, the subscription agreement and any other relevant exhibit attached thereto. When subscribing through the online platform, payment to the escrow account may be made by ACH electronic transfer, wire transfer of immediately available funds, and debit cards. The minimum subscription amount is $100.

Escrow Account. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors who participate in this offering will be required to deposit their subscription funds in an escrow account held at Prime Trust, LLC, which we refer to as the escrow agent, and such funds that the escrow agent receives shall remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to us for our use.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. The escrow agent will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable. Upon a closing, the subscription funds will be removed from the escrow account and transferred to our account and our transfer agent will make record of shares owned and deliver a statement to each investor.

6

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). In addition, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this offering.

In order to purchase the shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Security Holders

No securities are being sold for the account of security holders. All net proceeds of this offering will go to our company.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT REWARDS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

USE OF PROCEEDS

After deducting placement agent commissions and estimated expenses of this offering, we expect net proceeds from this offering of up to approximately $7.12 million.

We intend to use the net proceeds from this offering for the following activities:

●	development of the heart monitor device including engineering consultation, systems architecture design and development, electrical, mechanical, software and manufacturing engineering, raw materials purchasing and the building of 30 devices for mechanical engineering optimization and stress testing;

●	development of prototype devices for testing in a canine model, to test the device functionality, biocompatibility, stress testing, quality management systems and validation and verification.

●	FDA preparation and filing of Pre-Sub and 510k submissions;

●	patent protection;

●	operational and administrative expenses, including certain salaries; commercialization, manufacturing and marketing; and

●	working capital and other general corporate purposes.

7

The following table sets forth a breakdown of our best estimates of the use of our net proceeds as of the date of this Offering Circular, assuming the sale of the maximum number of offered shares. The table shows the total discounts and commissions payable to the placement agents in connection with this offering, which assume (i) the maximum offering amount is raised, and (ii) includes $197,373 in commissions paid to ODB for sales of our securities in this offering that took place from the commencement of this offering to November 30, 2021.

Price to public	$8,000,000
Placement agent discounts and commissions	527,104
Other offering expenses	350,000
Net Proceeds	7,122,896

Uses
Research and Development	3,450,000
FDA Clearance and Patent Protection	491,000
Sales and Marketing	650,000
Administrative and Corporate Expenses	2,325,000
Working Capital Reserves	206,896
Total Expenditures	7,122,896

Net Remaining Proceeds	$0

The figures in the table above represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see the section entitled “Risk Factors” on page 7.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of our company.

8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 1, 2021

ORACLE HEALTH, INC.
(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695
(Full mailing address of principal executive offices)

727-470-3466
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9.	OTHER EVENTS

Entry into New Broker-Dealer Relationship

Effective December 1, 2021, Oracle Health, Inc., d/b/a Future Cardia (the “Company”), for the shares of common stock being offered under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Regulation A Offering”), pursuant to the Offering Circular of the Company, as amended or supplemented from time to time (File No. 024-11356), changed its broker of record from OpenDeal Broker LLC to StartEngine Primary, LLC (“StartEngine”). This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Pursuant to a Posting Agreement dated June 25, 2021 (the “Posting Agreement”), the Company engaged StartEngine to act as the Company’s broker of record for the Regulation A Offering. StartEngine became the Company’s broker of record effective as of FINRA’s issuance of a no objection letter on December 1, 2021. StartEngine is a registered broker-dealer with the Securities and Exchange Commission and a FINRA member. In accordance with the Posting Agreement, the Company will issue and sell its common stock to investors on the online website provided by StartEngine Crowdfunding, Inc., an affiliate of StartEngine, pursuant to Regulation A with StartEngine acting on a best efforts basis. StartEngine will receive a 7% cash commission based on the dollar amount received from investors in the offering and non-cash commission equal to 2% of the total shares of common stock issued to investors in the offering. In addition, StartEngine is entitled to an advance of $15,000 for certain out of pocket accountable expenses to be incurred by it. The foregoing compensation does not include the escrow fee, transaction fees, AML review or cash management fee to be negotiated directly with third parties. The Posting Agreement contains customary representations and warranties by the Company and indemnification obligations of the parties. Either party may terminate the Posting Agreement at any time by written notice to the other party. The above summary of the terms of the Posting Agreement does not purport to be complete and is qualified in its entirety by reference to the Posting Agreement, a copy of which is attached as Exhibit 6.1 to this Current Report on Form 1-U and incorporated by reference herein.

In connection with the Posting Agreement, the Company also entered into certain Services Agreement, Credit Card Services Agreement and Escrow Services Agreement, a copy of which are attached as Exhibits 6.2, 6.3 and 8.1, respectively, to this report and incorporated by reference herein.

Termination with Former Broker-Dealer

In August 2021, the Company closed its Regulation A Offering on the Republic platform (accessible at https://republic.co) pursuant to a Listing Agreement (“Listing Agreement”) with OpenDeal Broker LLC dated January 7, 2021, a copy of which was filed as Exhibit 6.8 to the Amendment No. 3 to the Offering Statement on Form 1-A/A filed on January 12, 2021. In the offering on the Republic platform, the Company sold 1,644,779 shares of common stock for gross proceeds of $3,289,558. Prior to the beginning of the offering on the StartEngine platform, the Company terminated the Listing Agreement with OpenDeal Broker LLC.

EXHIBITS

Exhibit No.	Description

6.1	Posting Agreement dated June 25, 2021 between the Company and StartEngine Primary, LLC
6.2	Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc.
6.3	Credit Card Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc.
8.1	Escrow Services Agreement dated November 30, 2021 among the Company, Prime Trust, LLC and StartEngine Primary, LLC.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oracle Health, Inc., d/b/a Future Cardia
a Delaware corporation

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:	Chief Executive Officer
Date:	December 20, 2021

3

Exhibit 6.1

POSTING AGREEMENT

[06/25/2021]

StartEngine Primary LLC

3900 W Alameda Ave., Suite 1200

Burbank, CA 91505

Dear Ladies and Gentlemen:

[Oracle Health, Inc][COMPANY], a [Delaware][STATE] [C-Corp][ENTITY] located at [910 Woodbridge Ct. Safety Harbor, FL 34695][ADDRESS] (the “Company”), proposes, subject to the terms and conditions contained in this Posting Agreement (this “Agreement”), to issue and sell shares of its [3,000,000 shares of common stock ($2/share)][SECURITIES], $XXX par value per share (the “Shares”) to investors (collectively, the “Investors”) in a public offering (the “Offering”) on the online website provided by StartEngine Crowdfunding, Inc. (the “Platform”) pursuant to Regulation A through StartEngine Primary LLC ( “StartEngine”), acting on a best efforts basis only, in connection with such sales. The Shares are more fully described in the Offering Statement (as hereinafter defined).

The Company hereby confirms its agreement with StartEngine concerning the purchase and sale of the Shares, as follows:

1. ENGAGEMENT. Company hereby engages StartEngine to provide the services set out herein upon the subject to the terms and conditions set out in this Agreement, Terms of Use (“Platform Terms”), and Privacy Policy; each of which is hereby incorporated into this Agreement. Company has read and agreed to the Terms of Use and Company understands that this Posting Agreement governs Company’s use of the Site and the Services. Terms not defined herein are as defined in Platform Terms.

2. SERVICES AND FEES.

●	OFFERING SERVICE:Company agrees that StartEngine shall provide the services below for a fee of $15,000 for out of pocket accountable expenses paid prior to StartEngine commencing.

Any portion of this amount not expended and accounted for shall be returned to the Company at the end of the engagement.

●	OTHER FEES:

Company will pay, or reimburse if paid by StartEngine, out of pocket expenses for (i) the preparation and delivery of certificates representing the Shares (if any), (ii) FINRA filing fees, (iii) notice filing requirements under the securities or Blue Sky laws, (iv) all transfer taxes, if any, with respect to the sale and delivery of the Shares by the Company to the Investors.

●	OTHER SERVICES:

●	Campaign Page Design: design, build, and create Company’s campaign page.

●	Support: provide Company with dedicated account manager and marketing consulting services.

●	Standard Subscription Agreement: provision of a standard purchase agreement to execute between Company and Investors, which may be used at Company’s option.

●	Multiple Withdrawals (Disbursements): money transfers to Company

●	DISTRIBUTION:As compensation for the services provided hereunder by StartEngine Primary, Company shall pay to StartEngine at each closing of the Offering a fee consisting of the following:

●	7% cash commission based on the dollar amount received from investors.

●	[Equity choice] Non-cash commission paid in the same securities in this offering in an amount equivalent to 2% of the total securities issued to investors in this offering (excluding bonus shares).

●	[Warrant choice] Non-cash commission paid in the form of a warrant to purchase the same securities in this offering and at the same terms in an amount equivalent to 2% of the total securities issued to investors in this offering (excluding bonus shares).

○	Lock-up Covenant. Notwithstanding the foregoing provision, StartEngine hereby agrees that the securities issued pursuant to the non-cash commission shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of qualification or commencement of sales of the public offering pursuant to which the securities were issued, except as provided in FINRA Rule 5110(e)(2).

Ill Check this box for selecting the split fee option (see below)

●	If the “split fee” option is selected then the following provision shall apply: In each case StartEngine Capital may charge investors a fee of 3.5%, in which case the commission set forth above shall be reduced commensurately. In the event an investor invests in excess of $20,000, such investor fee shall be limited to $700 and Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000, in accordance with the commission schedule set forth above.

●	Promote service fee. A payment of 3% of the Television media ad spent or Facebook ads spend not to exceed $100,000.

The fee shall be paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to StartEngine directly from the escrow account maintained for the Offering. The Company acknowledges that StartEngine is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering.

The fee does not include the escrow fees, transaction fees, AML review and cash management fee to be negotiated directly with third party or EDGARization services or any services other than set out above.

●	PROMOTE SERVICE: StartEngine Primary will design with the Company’s approval the digital ads and manage the digital advertising platform accounts for Company for no additional fee.

●	The Issuer is expressly forbidden from bidding on any StartEngine branded keywords, misspellings, and similar terms in advertising campaigns on the Google, Bing, and Facebook platforms. Some of these keywords include but are not limited to:

○	StartEngine

○	Start Engine

○	StartEngine Crowdfunding

○	StartEngine Stock

○	Invest in StartEngine

○	StartEngine Shares

The Offering is subject to termination if the Company violates these targeting and bidding requirements.

3. DEPOSIT HOLD. Company agrees that 6% of the total funds committed will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the Offering. 75% of this hold back will be released back to the company after 60 days and the remaining 25% shall be held for the remaining 120 days.

4. CREDIT CARD FEES. Company agrees that fees payable to Vantiv, LLC or Stripe Inc. with respect to the use of credit cards to purchase the Securities are for the account of the Company and to reimburse StartEngine Crowdfunding Inc. for any such fees incurred, upon each closing held with respect to the Offering detailed in the Credit Card Services Agreement.

5. DELIVERY AND PAYMENT.

(a) On or after the date of this Agreement, the Company and selected escrow agent (the “Escrow Agent”) will enter into an Escrow Agreement (the “Escrow Agreement”), pursuant to which escrow accounts will be established, at the Company’s expense (the “Escrow Accounts”).

(b) Prior to the initial Closing Date (as hereinafter defined) of the Offering or, as applicable, any subsequent Closing Date, (i) each Investor will execute and deliver a Subscription Agreement (each, an “Investor Subscription Agreement”) to the Company through the facilities of the Platform; (ii) each Investor will transfer to the Escrow Account funds in an amount equal to the price per Share as shown on the cover page of the Final Offering Circular (as hereinafter defined) multiplied by the number of Shares subscribed by such Investor and as adjusted by any discounts or bonuses applicable to certain Investors; (iii) subscription funds received from any Investor will be promptly transmitted to the Escrow Accounts in compliance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iv) the Escrow Agent will notify the Company and StartEngine in writing as to the balance of the collected funds in the Escrow Accounts.

(c) If the Escrow Agent shall have received written notice from StartEngine on or before 9 a.m. Pacific time on such o date(s) as may be agreed upon by the Company and StartEngine (each such date, a “Closing Date”), the Escrow Agent will release the balance of the Escrow Accounts for collection by the Company and StartEngine as provided in the Escrow Agreement and the Company shall deliver the Shares purchased on such Closing Date to the Investors, which delivery may be made via book entry with the Company’s securities registrar and transfer agent, [V-Stock][Name of transfer agent] (the “Transfer Agent”). The initial closing (the “Closing”) and any subsequent closing (each, a “Subsequent Closing”) shall be effected through the Platform. All actions taken at the Closing shall be deemed to have occurred simultaneously on the date of the Closing and all actions taken at any Subsequent Closing shall be deemed to have occurred simultaneously on the date of any such Subsequent Closing.

(d) If the Company and StartEngine determine that the offering will not proceed, then the Escrow Agent will promptly return the funds to the investors without interest.

6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants and covenants to StartEngine that1:

(a) The Company will file with the Securities and Exchange Commission (the “Commission”) an offering statement on Form 1-A (collectively, with the various parts of such offering statement, each as amended as of the Qualification Date for such part, including any Offering Circular and all exhibits to such offering statement, the “Offering Statement”) relating to the Shares pursuant to Regulation A as promulgated under the Securities Act of 1933, as amended (the “Act”), and the other applicable rules, orders and regulations (collectively referred to as the “Rules and Regulations”) of the Commission promulgated under the Act. As used in this Agreement:

(1) “Final Offering Circular” means the offering circular relating to the public offering of the Shares as filed with the Commission pursuant to Rule 253(g)(2) of Regulation A of the Rules and Regulations, as amended and supplemented by any further filings under Rule 253(g)(2);

[1]	To be updated upon due diligence review; additional provisions may be added.

(2) “Preliminary Offering Circular” means the offering circular relating to the Shares included in the Offering Statement pursuant to Regulation A of the Rules and Regulations in the form on file with the Commission on the Qualification Date;

(3) “Qualification Date” means the date as of which the Offering Statement was or will be qualified with the Commission pursuant to Regulation A, the Act and the Rules and Regulations; and

(4) “Testing-the-Waters Communication” means any website post, broadcast or cable radio or internet communication, email, social media post, video or written communication with potential investors undertaken in reliance on Rule 255 of the Rules and Regulations.

(b) The Offering Statement will be filed with the Commission in accordance with the Act and Regulation A of the Rules and Regulations; no stop order of the Commission preventing or suspending the qualification or use of the Offering Statement, or any amendment thereto, has been issued, and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated by the Commission.

(c) The Offering Statement, at the time it becomes qualified, and as of each Closing Date, will conform in all material respects to the requirements of Regulation A, the Act and the Rules and Regulations.

(d) The Offering Statement, at the time it became qualified, as of the date hereof, and as of each Closing Date, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Preliminary Offering Circular will not, as of its date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to the statements contained in the Preliminary Offering Circular as provided by StartEngine in Section 10(ii).

(f) The Final Offering Circular will not, as of its date and on each Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to the statements contained in the Final Offering Circular as provided by StartEngine in Section 10(ii).

(g) Each Testing-the-Waters Communication, if any, when considered together with the Final Offering Circular or Preliminary Offering Circular, as applicable, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that the Company makes no representation or warranty with respect to the statements contained in the Preliminary Offering Circular as provided by StartEngine in Section 10(ii).

(h) As of each Closing Date, the Company will be duly organized and validly existing as a [C-Corp][ENTITY] in good standing under the laws of the State of [Delaware][STATE]. The Company has full power and authority to conduct all the activities conducted by it, to own and lease all the assets owned and leased by it and to conduct its business as presently conducted and as described in the Offering Statement and the Final Offering Circular. The Company is duly licensed or qualified to do business and in good standing as a foreign organization in all jurisdictions in which the nature of the activities conducted by it or the character of the assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on or affecting the business, prospects, properties, management, financial position, stockholders’ equity, or results of operations of the Company (a “Material Adverse Effect”). Complete and correct copies of the [certificate of incorporation and of the bylaws] of the Company and all amendments thereto have been made available to StartEngine, and no changes therein will be made subsequent to the date hereof and prior to any Closing Date except as disclosed in the Offering Statement.

(i) The Company has no subsidiaries, nor does it own a controlling interest in any entity other than those entities set forth on Schedule 2 to this Agreement (each a “Subsidiary” and collectively the “Subsidiaries”). Each Subsidiary has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of formation. Each Subsidiary is duly qualified and in good standing as a foreign company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which would not be reasonably expected to have a Material Adverse Effect. All of the shares of issued capital stock of each corporate subsidiary, and all of the share capital, membership interests and/or equity interests of each subsidiary that is not a corporation, have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any lien, encumbrance, claim, security interest, restriction on transfer, shareholders’ agreement, proxy, voting trust or other defect of title whatsoever.

(j) The Company is organized in, and its principal place of business is in, the United States.

(k) The Company is not subject to the ongoing reporting requirements of Section 13 or 15(d) of the Exchange Act and has not been subject to an order by the Commission denying, suspending, or revoking the registration of any class of securities pursuant to Section 12(j) of the Exchange Act that was entered within five years preceding the date the Offering Statement was originally filed with the Commission. The Company is not, nor upon completion of the transactions contemplated herein will it be, an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is not a development stage company or a “business development company” as defined in Section 2(a)(48) of the Investment Company Act. The Company is not a blank check company and is not an issuer of fractional undivided interests in oil or gas rights or similar interests in other mineral rights. The Company is not an issuer of asset-backed securities as defined in Item 1101(c) of Regulation AB.

(l) Neither the Company, nor any predecessor of the Company; nor any other issuer affiliated with the Company; nor any director or executive officer of the Company or other officer of the Company participating in the offering, nor any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, nor any promoter connected with the Company, is subject to the disqualification provisions of Rule 262 of the Rules and Regulations.

(m) The Company is not a “foreign private issuer,” as such term is defined in Rule 405 under the Act.

(n) The Company has full legal right, power and authority to enter into this Agreement, the Escrow Agreement and perform the transactions contemplated hereby and thereby. This Agreement and the Escrow Agreement each have been or will be authorized and validly executed and delivered by the Company and are or will be each a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability.

(o) The issuance and sale of the Shares have been duly authorized by the Company, and, when issued and paid for in accordance with the Investor Subscription Agreement, will be duly and validly issued, fully paid and nonassessable and will not be subject to preemptive or similar rights. The holders of the Shares will not be subject to personal liability by reason of being such holders. The Shares, when issued, will conform to the description thereof set forth in the Final Offering Circular in all material respects.

(p) The Company has not authorized anyone other than the management of the Company and StartEngine to engage in Testing-the-Waters Communications. The Company reconfirms that StartEngine have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Company has not distributed any Testing-the-Waters Communications other than those listed on Schedule 1 hereto.

(q) The financial statements and the related notes included in the Offering Statement and the Final Offering Circular present fairly, in all material respects, the financial condition of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows at the dates and for the periods covered thereby in conformity with United States generally accepted accounting principles (“GAAP”), except as may be stated in the related notes thereto. No other financial statements or schedules of the Company, any Subsidiary or any other entity are required by the Act or the Rules and Regulations to be included in the Offering Statement or the Final Offering Circular. There are no off-balance sheet arrangements (as defined in Regulation S-K Item 303(a)(4)(ii)) that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

(r) [Turner Stone LLC] (the “Accountants”), will report on the financial statements and schedules described in Section 6(r), are registered independent public accountants with respect to the Company as required by the Act and the Rules and Regulations. The financial statements of the Company and the related notes and schedules included in the Offering Statement and the Final Offering Circular comply as to form in all material respects with the requirements of the Act and the Rules and Regulations and present fairly the information shown therein.

(s) Since the date of the most recent financial statements of the Company included or incorporated by reference in the Offering Statement and the most recent Preliminary Offering Circular and prior to the Closing and any Subsequent Closing, other than as described in the Final Offering Circular (A) there has not been and will not have been any change in the capital stock of the Company or long-term debt of the Company or any Subsidiary or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock or equity interests, or any Material Adverse Effect, or any development that would reasonably be expected to result in a Material Adverse Effect; and (B) neither the Company nor any Subsidiary has sustained or will sustain any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Offering Statement and the Final Offering Circular.

(t) Since the date as of which information is given in the most recent Preliminary Offering Circular, neither the Company nor any Subsidiary has entered or will before the Closing or any Subsequent Closing enter into any transaction or agreement, not in the ordinary course of business, that is material to the Company and its Subsidiaries taken as a whole or incurred or will incur any liability or obligation, direct or contingent, not in the ordinary course of business, that is material to the Company and its Subsidiaries taken as a whole, and neither the Company nor any Subsidiary has any plans to do any of the foregoing.

(u) The Company and each Subsidiary has good and valid title in fee simple to all items of real property and good and valid title to all personal property described in the Offering Statement or the Final Offering Circular as being owned by them, in each case free and clear of all liens, encumbrances and claims except those that (1) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (2) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Any real property described in the Offering Statement or the Final Offering Circular as being leased by the Company or any Subsidiary that is material to the business of the Company and its Subsidiaries taken as a whole is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company and its Subsidiaries or (B) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(v) There are no legal, governmental or regulatory actions, suits or proceedings pending, either domestic or foreign, to which the Company is a party or to which any property of the Company is the subject, nor are there, to the Company’s knowledge, any threatened legal, governmental or regulatory investigations, either domestic or foreign, involving the Company or any property of the Company that, individually or in the aggregate, if determined adversely to the Company, would reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others.

(w) The Company and each Subsidiary has, and at each Closing Date will have, (1) all governmental licenses, permits, consents, orders, approvals and other authorizations necessary to carry on its business as presently conducted except where the failure to have such governmental licenses, permits, consents, orders, approvals and other authorizations would not be reasonably expected to have a Material Adverse Effect, and (2) performed all its obligations required to be performed, and is not, and at each Closing Date will not be, in default, under any indenture, mortgage, deed of trust, voting trust agreement, loan agreement, bond, debenture, note agreement, lease, contract or other agreement or instrument (collectively, a “contract or other agreement”) to which it is a party or by which its property is bound or affected and, to the Company’s knowledge, no other party under any material contract or other agreement to which it is a party is in default in any respect thereunder. The Company and its Subsidiaries are not in violation of any provision of their organizational or governing documents.

(x) The Company has obtained all authorization, approval, consent, license, order, registration, exemption, qualification or decree of any court or governmental authority or agency or any sub-division thereof that is required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares under this Agreement or the consummation of the transactions contemplated by this Agreement as may be required under federal, state, local and foreign laws, the Act or the rules and regulations of the Commission thereunder, state securities or Blue Sky laws, and the rules and regulations of FINRA.

(y) There is no actual or, to the knowledge of the Company, threatened, enforcement action or investigation by any governmental authority that has jurisdiction over the Company, and the Company has received no notice of any pending or threatened claim or investigation against the Company that would provide a legal basis for any enforcement action, and the Company has no reason to believe that any governmental authority is considering such action.

(z) Neither the execution of this Agreement, nor the issuance, offering or sale of the Shares, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company with the terms and provisions hereof or thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to the terms of any contract or other agreement to which the Company or any Subsidiary may be bound or to which any of the property or assets of the Company or any Subsidiary is subject, except such conflicts, breaches or defaults as may have been waived or would not, in the aggregate, be reasonably expected to have a Material Adverse Effect; nor will such action result in any violation, except such violations that would not be reasonably expected to have a Material Adverse Effect, of (1) the provisions of the organizational or governing documents of the Company or any Subsidiary, or (2) any statute or any order, rule or regulation applicable to the Company or any Subsidiary or of any court or of any federal, state or other regulatory authority or other government body having jurisdiction over the Company or any Subsidiary.

(aa) There is no document or contract of a character required to be described in the Offering Statement or the Final Offering Circular or to be filed as an exhibit to the Offering Statement which is not described or filed as required. All such contracts to which the Company or any Subsidiary is a party have been authorized, executed and delivered by the Company or any Subsidiary, and constitute valid and binding agreements of the Company or any Subsidiary, and are enforceable against the Company in accordance with the terms thereof, subject to the effect of applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability. None of these contracts have been suspended or terminated for convenience or default by the Company or any of the other parties thereto, and the Company has not received notice of any such pending or threatened suspension or termination.

(bb) The Company and its directors, officers or controlling persons have not taken, directly or indirectly, any action intended, or which might reasonably be expected, to cause or result, under the Act or otherwise, in, or which has constituted, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Company’s Common Stock.

(cc) Other than as previously disclosed to StartEngine in writing, the Company, or any person acting on behalf of the Company, has not and, except in consultation with StartEngine, will not publish, advertise or otherwise make any announcements concerning the distribution of the Shares, and has not and will not conduct road shows, seminars or similar activities relating to the distribution of the Shares nor has it taken or will it take any other action for the purpose of, or that could reasonably be expected to have the effect of, preparing the market, or creating demand, for the Shares.

(dd) No holder of securities of the Company has rights to the registration of any securities of the Company as a result of the filing of the Offering Statement or the transactions contemplated by this Agreement, except for such rights as have been waived or as are described in the Offering Statement.

(ee) No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is threatened, and the Company is not aware of any existing or threatened labor disturbance by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors.

(ff) The Company and each of its Subsidiaries: (i) are and have been in material compliance with all laws, to the extent applicable, and the regulations promulgated pursuant to such laws, and comparable state laws, and all other local, state, federal, national, supranational and foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company and its subsidiaries except for such non-compliance as would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect; (ii) have not received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Regulatory Agency or third party alleging that any product operation or activity is in material violation of any laws and has no knowledge that any such Regulatory Agency or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; and (iii) are not a party to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, or similar agreements, or has any reporting obligations pursuant to any such agreement, plan or correction or other remedial measure entered into with any Governmental Authority.

(gg) The business and operations of the Company, and each of its Subsidiaries, have been and are being conducted in compliance with all applicable laws, ordinances, rules, regulations, licenses, permits, approvals, plans, authorizations or requirements relating to occupational safety and health, or pollution, or protection of health or the environment (including, without limitation, those relating to emissions, discharges, releases or threatened releases of pollutants, contaminants or hazardous or toxic substances, materials or wastes into ambient air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of chemical substances, pollutants, contaminants or hazardous or toxic substances, materials or wastes, whether solid, gaseous or liquid in nature) of any governmental department, commission, board, bureau, agency or instrumentality of the United States, any state or political subdivision thereof, or any foreign jurisdiction (“Environmental Laws”), and all applicable judicial or administrative agency or regulatory decrees, awards, judgments and orders relating thereto, except where the failure to be in such compliance would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice from any governmental instrumentality or any third party alleging any material violation thereof or liability thereunder (including, without limitation, liability for costs of investigating or remediating sites containing hazardous substances and/or damages to natural resources).

(hh) There has been no storage, generation, transportation, use, handling, treatment, Release or threat of Release of Hazardous Materials (as defined below) by or caused by the Company or any of its Subsidiaries (or, to the knowledge of the Company, any other entity (including any predecessor) for whose acts or omissions the Company or any of its Subsidiaries is or could reasonably be expected to be liable) at, on, under or from any property or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries, or at, on, under or from any other property or facility, in violation of any Environmental Laws or in a manner or amount or to a location that could reasonably be expected to result in any liability under any Environmental Law, except for any violation or liability which would not, individually or in the aggregate, have a Material Adverse Effect. “Hazardous Materials” means any material, chemical, substance, waste, pollutant, contaminant, compound, mixture, or constituent thereof, in any form or amount, including petroleum (including crude oil or any fraction thereof) and petroleum products, natural gas liquids, asbestos and asbestos containing materials, naturally occurring radioactive materials, brine, and drilling mud, regulated or which can give rise to liability under any Environmental Law. “Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, or migrating in, into or through the environment, or in, into from or through any building or structure.

(ii) The Company and its Subsidiaries own, possess, license or have other adequate rights to use, on reasonable terms, all material patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property necessary for the conduct of the Company’s and each of its Subsidiary’s business as now conducted (collectively, the “Intellectual Property”), except to the extent such failure to own, possess or have other rights to use such Intellectual Property would not result in a Material Adverse Effect. Except as set forth in the Final Offering Circular: (a) no party has been granted an exclusive license to use any portion of such Intellectual Property owned by the Company or its Subsidiaries; (b) to the knowledge of the Company, there is no infringement by third parties of any such Intellectual Property owned by or exclusively licensed to the Company or its Subsidiaries; (c) the Company is not aware of any defects in the preparation and filing of any of patent applications within the Intellectual Property; (d) to the knowledge of the Company, the patents within the Intellectual Property are being maintained and the required maintenance fees (if any) are being paid; (e) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or any of its Subsidiaries’ rights in or to any Intellectual Property, and the Company and its Subsidiaries are unaware of any facts which would form a reasonable basis for any such claim; (f) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope or enforceability of any such Intellectual Property, and the Company and its Subsidiaries are unaware of any facts which would form a reasonable basis for any such claim; and (g) there is no pending, or to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company’s or any of its Subsidiaries’ business as now conducted infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company and its Subsidiaries are unaware of any other fact which would form a reasonable basis for any such claim. To the knowledge of the Company, no opposition filings or invalidation filings have been submitted which have not been finally resolved in connection with any of the Company’s patents and patent applications in any jurisdiction where the Company has applied for, or received, a patent.

(jj) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and each Subsidiary (1) has timely filed all federal, state, provincial, local and foreign tax returns that are required to be filed by such entity through the date hereof, which returns are true and correct, or has received timely extensions for the filing thereof, and (2) has paid all taxes, assessments, penalties, interest, fees and other charges due or claimed to be due from the Company, other than (A) any such amounts being contested in good faith and by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP or (B) any such amounts currently payable without penalty or interest. There are no tax audits or investigations pending, which if adversely determined could have a Material Adverse Effect; nor to the knowledge of the Company is there any proposed additional tax assessments against the Company or any Subsidiary which could have, individually or in the aggregate, a Material Adverse Effect. No transaction, stamp, capital or other issuance, registration, transaction, transfer or withholding tax or duty is payable by or on behalf of StartEngine to any foreign government outside the United States or any political subdivision thereof or any authority or agency thereof or therein having the power to tax in connection with (i) the issuance, sale and delivery of the Shares by the Company; (ii) the purchase from the Company, and the initial sale and delivery of the Shares to purchasers thereof; or (iii) the execution and delivery of this Agreement or any other document to be furnished hereunder.

(kk) On each Closing Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Shares to be issued and sold on such Closing Date will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

(ll) The Company and its Subsidiaries are insured with insurers with appropriately rated claims paying abilities against such losses and risks and in such amounts as are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company, each Subsidiary or their respective businesses, assets, employees, officers and directors are in full force and effect; and there are no claims by the Company or its Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that is not materially greater than the current cost.

(mm) Neither the Company nor its Subsidiaries, nor any director, officer, agent or employee of either the Company or any Subsidiary has directly or indirectly, (1) made any unlawful contribution to any federal, state, local and foreign candidate for public office, or failed to disclose fully any contribution in violation of law, (2) made any payment to any federal, state, local and foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof, (3) violated or is in violation of any provisions of the U.S. Foreign Corrupt Practices Act of 1977, or (4) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(nn) The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no material action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(oo) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent or employee of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions (the “Sanctions Regulations”) administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or listed on the OFAC Specially Designated Nationals and Blocked Persons List. Neither the Company nor, to the knowledge of the Company, any director, officer, agent or employee of the Company, is named on any denied party or entity list administered by the Bureau of Industry and Security of the U.S. Department of Commerce pursuant to the Export Administration Regulations (“EAR”); and the Company will not, directly or indirectly, use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions Regulations or to support activities in or with countries sanctioned by said authorities, or for engaging in transactions that violate the EAR.

(pp) The Company has not distributed and, prior to the later to occur of the last Closing Date and completion of the distribution of the Shares, will not distribute any offering material in connection with the offering and sale of the Shares other than each Preliminary Offering Circular and the Final Offering Circular, or such other materials as to which StartEngine shall have consented in writing.

(rr) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all stock purchase, stock option, stock-based severance, employment, change-in-control, medical, disability, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees, directors or independent contractors of the Company or its Subsidiaries, or under which the Company or any of its Subsidiaries has had or has any present or future obligation or liability, has been maintained in material compliance with its terms and the requirements of any applicable federal, state, local and foreign laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code; no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; no event has occurred (including a “reportable event” as such term is defined in Section 4043 of ERISA) and no condition exists that would subject the Company to any material tax, fine, lien, penalty, or liability imposed by ERISA, the Code or other applicable law; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(ss) No relationship, direct or indirect, exists between or among the Company or any Subsidiary, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any Subsidiary, on the other, which would be required to be disclosed in the Offering Statement, the Preliminary Offering Circular and the Final Offering Circular and is not so disclosed.

(tt) The Company has not sold or issued any securities that would be integrated with the offering of the Shares contemplated by this Agreement pursuant to the Act, the Rules and Regulations or the interpretations thereof by the Commission or that would fail to come within the safe harbor for integration under Regulation A.

(uu) Except as set forth in this Agreement, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or StartEngine for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Shares.

(vv) To the knowledge of the Company, there are no affiliations with FINRA among the Company’s directors, officers or any five percent or greater stockholder of the Company or any beneficial owner of the Company’s unregistered equity securities that were acquired during the 180-day period immediately preceding the initial filing date of the Offering Statement.

(ww) There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members. The Company has not directly or indirectly, including through its Subsidiaries, extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan to or for any director or executive officer of the Company or any of their respective related interests, other than any extensions of credit that ceased to be outstanding prior to the initial filing of the Offering Statement. No transaction has occurred between or among the Company and any of its officers or directors, stockholders, customers, suppliers or any affiliate or affiliates of the foregoing that is required to be described or filed as an exhibit to in the Offering Statement, the Preliminary Offering Circular or the Final Offering Circular and is not so described.

7. AGREEMENTS OF THE COMPANY.

(a) The [Offering Statement has become qualified, and] the Company will file the Final Offering Circular, subject to the prior approval of StartEngine, pursuant to Rule 253 and Regulation A, within the prescribed time period.

(b) Upon effectiveness of this agreement, the Company will not, during such period as the Final Offering Circular would be required by law to be delivered in connection with sales of the Shares in connection with the offering contemplated by this Agreement (whether physically or through compliance with Rules 251 and 254 under the Act or any similar rule(s)), file any amendment or supplement to the Offering Statement or the Final Offering Circular unless a copy thereof shall first have been submitted to StartEngine within a reasonable period of time prior to the filing thereof and StartEngine shall not have reasonably objected thereto in good faith.

(c) The Company will notify StartEngine promptly, and will, if requested, confirm such notification in writing: (1) when any amendment or supplement to the Offering Statement is filed; (2) of any request by the Commission for any amendments to the Offering Statement or any amendment or supplements to the Final Offering Circular or for additional information; (3) of the issuance by the Commission of any stop order preventing or suspending the qualification of the Offering Statement or the Final Offering Circular, or the initiation of any proceedings for that purpose or the threat thereof; and (4) of becoming aware of the occurrence of any event that in the judgment of the Company makes any statement made in the Offering Statement, the Preliminary Offering Circular or the Final Offering Circular untrue in any material respect or that requires the making of any changes in the Offering Statement, the Preliminary Offering Circular or the Final Offering Circular in order to make the statements therein, in light of the circumstances in which they are made, not misleading. If the Company has omitted any information from the Offering Statement, it will use its best efforts to comply with the provisions of and make all requisite filings with the Commission pursuant to Regulation A, the Act and the Rules and Regulations and to notify StartEngine promptly of all such filings.

(d) If, at any time when the Final Offering Circular relating to the Shares is required to be delivered under the Act, the Company becomes aware of the occurrence of any event as a result of which the Final Offering Circular, as then amended or supplemented, would, in the reasonable judgment of counsel to the Company or counsel to StartEngine, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or the Offering Statement, as then amended or supplemented, would, in the reasonable judgment of counsel to the Company or counsel to StartEngine, include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, or if for any other reason it is necessary, in the reasonable judgment of counsel to the Company or counsel to StartEngine, at any time to amend or supplement the Final Offering Circular or the Offering Statement to comply with the Act or the Rules and Regulations, the Company will promptly notify StartEngine and will promptly prepare and file with the Commission, at the Company’s expense, an amendment to the Offering Statement and/or an amendment or supplement to the Final Offering Circular that corrects such statement and/or omission or effects such compliance. The Company consents to the use of the Final Offering Circular or any amendment or supplement thereto by StartEngine, and StartEngine agrees to provide to each Investor, prior to the Closing and, as applicable, any Subsequent Closing, a copy of the Final Offering Circular and any amendments or supplements thereto.

(e) If at any time following the distribution of any Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company has or will promptly notify StartEngine in writing and has or will promptly amend or supplement and recirculate, at its own expense, such Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(j) The Company will apply the net proceeds from the offering and sale of the Shares in the manner set forth in the Final Offering Circular under the caption “Use of Proceeds.”

8. [LEFT BLANK]

9. CONDITIONS OF THE OBLIGATIONS OF STARTENGINE. The obligations of StartEngine hereunder are subject to the following conditions:

(i) No stop order suspending the qualification of the Offering Statement shall have been issued, and no proceedings for that purpose shall be pending or threatened by any securities or other governmental authority (including, without limitation, the Commission), (b) no order suspending the effectiveness of the Offering Statement shall be in effect and no proceeding for such purpose shall be pending before, or threatened or contemplated by, any securities or other governmental authority (including, without limitation, the Commission), (c) any request for additional information on the part of the staff of any securities or other governmental authority (including, without limitation, the Commission) shall have been complied with to the satisfaction of the staff of the Commission or such authorities and (d) after the date hereof no amendment or supplement to the Offering Statement or the Final Offering Circular shall have been filed unless a copy thereof was first submitted to StartEngine and StartEngine did not object thereto in good faith, and StartEngine shall have received certificates of the Company, dated as of the Closing Date (and at the option of StartEngine, any Subsequent Closing Date) and signed by the Chief Executive Officer of the Company, and the Chief Financial Officer of the Company, to the effect of clauses (a), (b) and (c).

(ii) Since the respective dates as of which information is given in the Offering Statement and the Final Offering Circular, (a) there shall not have been a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, in each case other than as set forth in or contemplated by the Offering Statement and the Final Offering Circular and (b) the Company shall not have sustained any material loss or interference with its business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree, which is not set forth in the Offering Statement and the Final Offering Circular, if in the reasonable judgment of StartEngine any such development makes it impracticable or inadvisable to consummate the sale and delivery of the Shares to Investors as contemplated hereby.

(iii) Since the respective dates as of which information is given in the Offering Statement and the Final Offering Circular, there shall have been no litigation or other proceeding instituted against the Company or any of its officers or directors in their capacities as such, before or by any federal, state or local or foreign court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, which litigation or proceeding, in the reasonable judgment of StartEngine, would reasonably be expected to have a Material Adverse Effect.

(iv) Each of the representations and warranties of the Company contained herein shall be true and correct as of each Closing Date in all respects for those representations and warranties qualified by materiality and in all material respects for those representations and warranties that are not qualified by materiality, as if made on such date, and all covenants and agreements herein contained to be performed on the part of the Company and all conditions herein contained to be fulfilled or complied with by the Company at or prior to such Closing Date shall have been duly performed, fulfilled or complied with in all material respects.

(v) At the Closing, and at any Subsequent Closing at the option of StartEngine, there shall be furnished to StartEngine a certificate, dated the date of its delivery, signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company, in form and substance satisfactory to StartEngine to the effect that each signer has carefully examined the Offering Statement, the Final Offering Circular, and that to each of such person’s knowledge:

(a) As of the date of each such certificate, (x) the Offering Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and (y) the Final Offering Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) no event has occurred as a result of which it is necessary to amend or supplement the Final Offering Circular in order to make the statements therein not untrue or misleading in any material respect.

(b) Each of the representations and warranties of the Company contained in this Agreement were, when originally made, and are, at the time such certificate is delivered, true and correct in all respects for those representations and warranties qualified by materiality and in all material respects for those representations and warranties that are not qualified by materiality.

(c) Each of the covenants required herein to be performed by the Company on or prior to the date of such certificate has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to the delivery of such certificate has been duly, timely and fully complied with.

(d) No stop order suspending the qualification of the Offering Statement or of any part thereof has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission.

(e) Subsequent to the date of the most recent financial statements in the Offering Statement and in the Final Offering Circular, there has been no Material Adverse Effect.

(vi) FINRA shall not have raised any objection with respect to the fairness or reasonableness of the plan of distribution, or other arrangements of the transactions, contemplated hereby.

10. INDEMNIFICATION.

(i) The Company shall indemnify and hold harmless StartEngine, each selling group participant, and each of their directors, officers, employees and agents and each person, if any, who controls StartEngine or such selling group participant within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each an “Indemnified Party”), from and against any and all losses, claims, liabilities, expenses and damages, joint or several (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted (whether or not such Indemnified Party is a party thereto)), to which it, or any of them, may become subject under the Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (a) any untrue statement or alleged untrue statement made by the Company in Section 6 of this Agreement, (b) any untrue statement or alleged untrue statement of any material fact contained in (1) any Preliminary Offering Circular, the Offering Statement or the Final Offering Circular or any amendment or supplement thereto, (3) any Testing-the-Waters Communication or (4) any application or other document, or any amendment or supplement thereto, executed by the Company based upon written information furnished by or on behalf of the Company filed with the Commission or any securities association or securities exchange (each, an “Application”), or (c) the omission or alleged omission to state in any Preliminary Offering Circular, the Offering Statement, the Final Offering Circular, or any Testing-the-Waters Communication, or any amendment or supplement thereto, or in any Application a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the offering to any person and is based solely on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with written information furnished to the Company by any Indemnified Party through StartEngine expressly for inclusion in the Offering Statement, any Preliminary Offering Circular, the Final Offering Circular, or Testing-the-Waters Communication, or in any amendment or supplement thereto or in any Application, it being understood and agreed that the only such information furnished by any Indemnified Party consists of the information described as such in subsection (ii) below. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(ii) StartEngine will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based solely upon an untrue statement or alleged untrue statement of a material fact contained in the Offering Statement, any Preliminary Offering Circular or the Final Offering Circular, or any amendment or supplement thereto, or any Testing-the-Waters Communication, or arise out of or are based solely upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Offering Statement, any Preliminary Offering Circular or the Final Offering Circular, or any amendment or supplement thereto, or any Written Testing-the-Waters Communication, in reliance upon and in conformity with written information furnished to the Company by StartEngine expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(iii) Promptly after receipt by an Indemnified Party under subsection (i) or (ii) above of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any Indemnified Party otherwise than under such subsection. In case any such action shall be brought against any Indemnified Party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such Indemnified Party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (a) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (b) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(iv) If the indemnification provided for in this Section 10 is unavailable or insufficient to hold harmless an Indemnified Party under subsection (i) or (ii) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and StartEngine on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the Indemnified Party failed to give the notice required under subsection (iii) above, then each indemnifying party shall contribute to such amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and StartEngine on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and StartEngine on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bears to the Fee received by StartEngine. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or StartEngine on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and StartEngine agree that it would not be just and equitable if contribution pursuant to this subsection (iv) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (iv). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (iv) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (iv), each StartEngine will not be required to contribute any amount in excess of the Fee received by such StartEngine. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

11. TERMINATIONS.

(i) StartEngine may terminate this Agreement at any time by written notice to the Company. Company may terminate this Agreement at any time by written notice to StartEngine. The Services and Fees are non-refundable. Any unpaid fees due to StartEngine are due immediately upon termination.

(ii) The obligations of StartEngine under this Agreement may be terminated at any time prior to the initial Closing Date, by notice to the Company from such StartEngine, without liability on the part of StartEngine to the Company if, prior to delivery and payment for the Shares, in the sole judgment of StartEngine: (a) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of StartEngine, will in the future materially disrupt, the securities markets or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States is such as to make it, in the judgment of StartEngine, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (b) there has occurred any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, including without limitation as a result of terrorist activities, such as to make it, in the judgment of StartEngine, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (c) trading on the New York Stock Exchange, Inc., NYSE American or NASDAQ Stock Market has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of the Commission, FINRA, or any other governmental or regulatory authority; (d) a banking moratorium has been declared by any state or Federal authority; or (e) in the judgment of StartEngine, there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Final Offering Circular, any Material Adverse Effect of the Company and its Subsidiaries considered as a whole, whether or not arising in the ordinary course of business;

(iii) If this Agreement is terminated pursuant to this Section 11, such termination shall be without liability of any party to any other party except as provided in Section 10(ii) hereof.

12. NOTICES. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed or delivered (i) if to the Company, at [910 Woodbridge Ct. Safety Harbor. FL 34695][address], Attention: [Jaeson Bang][name], or (ii) if to StartEngine to Harbor. FL 34695 3900 W Alameda Ave., Suite 1200 Burbank, CA 91505, Attention: CEO, with copies to [counsel]. Any such notice shall be effective only upon receipt. Any notice under Section 12 may be made by facsimile or telephone, but if so made shall be subsequently confirmed in writing.

13. SURVIVAL. The respective representations, warranties, agreements, covenants, indemnities and other statements of the Company and StartEngine set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement shall remain in full force and effect, regardless of (i) any investigation made by or on behalf of the Company, any of its officers or directors, StartEngine or any controlling person referred to in Section 10 hereof and (ii) delivery of and payment for the Shares. The respective agreements, covenants, indemnities and other statements set forth in Sections 6, 7 and 10 hereof shall remain in full force and effect, regardless of any termination or cancellation of this Agreement.

14. SUCCESSORS. This Agreement shall inure to the benefit of and shall be binding upon StartEngine, the Company and their respective successors, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that (i) the indemnification and contribution contained in Sections 10(i) and (iv) of this Agreement shall also be for the benefit of the directors, officers, employees and agents of StartEngine and any person or persons who control such StartEngine within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and (ii) the indemnification and contribution contained in Sections 10(ii) and (iv) of this Agreement shall also be for the benefit of the directors of the Company, the officers of the Company who have signed the Offering Statement and any person or persons who control the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act. No purchaser of Shares shall be deemed a successor because of such purchase.

15. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the California Courts, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the California Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

16. ACKNOWLEDGEMENT. The Company acknowledges and agrees that StartEngine is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby. Additionally, StartEngine is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether StartEngine has advised or is advising the Company on other matters). The Company has conferred with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and StartEngine shall have no responsibility or liability to the Company or any other person with respect thereto. The StartEngine advises that it and its affiliates are engaged in a broad range of securities and financial services and that it or its affiliates may have business relationships or enter into contractual relationships with purchasers or potential purchasers of the Company’s securities. Any review by StartEngine of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of StartEngine and shall not be on behalf of, or for the benefit of, the Company.

17. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. ENTIRE AGREEMENT. This Agreement constitutes the entire understanding between the parties hereto as to the matters covered hereby and supersedes all prior understandings, written or oral, relating to such subject matter.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth below.

[COMPANY]

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:	CEO

Accepted as of the date hereof: 06/25/2021

STARTENGINE PRIMARY, LLC

By:	/s/ Allen
Name:	Allen
Title:	VP

06/27/2021

SCHEDULE 1

Testing the Waters

[TBD]

SCHEDULE 2

SUBSIDIARIES

[TBD]

Exhibit 6.2

SERVICES AGREEMENT

This Services Agreement (“Services Agreement” or “Agreement”) is entered into as of the date noted below (the “Effective Date”) between StartEngine Crowdfunding, Inc., a Delaware corporation (“Company”), and Oracle Health, Inc a Delaware C corporation (“Customer” or “you”).

1. Services

Company agrees to make available to Customer the ability to present information with respect to its securities offering (the “Offering”) to Users, and to permit Users to create and manage online accounts, view information regarding the Customer, indicate interest in the Offering, and to subscribe to the Offering by signing a subscription agreement or similar instrument and transmitting payment instructions (together, the “Services”). A “User” means a natural person, corporation or other entity that has established an account on the Company’s website.

2. Fees and expenses

a) Generally

In exchange for the Services, you shall pay the Company the then applicable fees and expenses set out below. The Company reserves the right to change the applicable charges and to institute new charges and fees at the end of the Initial Term (as defined below) or then current renewal term, upon 30 days prior notice to you. If you believe that the Company has billed you incorrectly, you must contact Company no later than 60 days after the closing date on the first billing statement in which the error or problem appeared, in order to receive an adjustment or credit. Inquiries should be directed to contact@startengine.com.

b) Monthly Fees and Billing

The Company will bill you monthly for the Services. You authorize the Company to instruct Prime Trust or any escrow agent used by Company to deduct such fees, debts and any other amounts liabilities incurred under this Service Agreement, prior to releasing any amounts due to you or to any other person (including another escrow agent) from escrow. Amounts which remain unpaid for 30 days are subject to a finance charge of 1.5% per month on any outstanding balance, or the maximum permitted by law, whichever is lower, plus all expenses of collection and may result in immediate termination of Service. You shall be responsible for all taxes associated with Services other than U.S. taxes based on the Company’s net income.

c) Transaction Fees

See schedule A

d) Reimbursable expenses

Return fees as set out in Section 4 (Returns, Reversals, Disputes and Reserves) below.

2. Customer Representations and Warranties

Customer represents and warrants to the Company that then executed and delivered by Customer, this Service Agreement will constitute the legal, valid, and binding obligation of Customer, enforceable in accordance with its terms.

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4. Returns and Reversals

a) Returns and Reversals

User transactions debited from bank accounts via ACH are subject to returns (e.g., non-sufficient funds) and reversals from chargebacks (e.g., unauthorized activity) per the Electronic Fund Transfer Act (15 U.S.C. 1693 et seq. as may be amended), Regulation E, and NACHA guidelines (collectively, such returns and reversals are “Reversals”). The Company will work to protect Customer and the receiving Users from unwarranted Reversals; however, Customer acknowledges and agrees that:

i) Customer is liable for all User Activity and Reversals associated with User Activity;

ii) If Company’s agent receives a Reversal, the Company may in its sole discretion charge Customer the full amount of the Reversal (“Reversed Payment”) plus an additional $7 reversal fee (“Reversal Fee” and collectively the “Reversal Liability”);

iii) The Company has sole discretion to determine who is at fault and liable for the Reversed Payment and Reversal Fee;

iv) Customer authorizes the Company to take any of the following actions (in any particular order): (i) collect the unpaid portion of the Reversal Liability from funds sent to your third party escrow account; (ii) debit your bank account in the amount of the unpaid portion of the Reversal Liability; (iv) engage in collection efforts to recover the unpaid portion of the Reversal Liability and/or (v) take legal action or any other action under this Service Agreement.

5. Term and Survival

a) Subject to earlier termination as provided below, this Service Agreement is for the total duration of the Company’s Offering (the “Initial Term”) unless either party requests termination at least 30 days prior to the end of the then-current term.

b) Additionally, either party may terminate this Service Agreement in the event:

i) The other party’s material breach that remains not cured and continues for a period of (A) in the case of a failure involving the payment of any undisputed amount due hereunder, 15 days and (B) in the case of any other failure, 30 days after the non performing party receives notice from the terminating party specifying such failure;

ii) Any statement, representation or warranty of the other party is untrue or misleading in any material respect or omits material information;

iii) The other party (A) voluntarily or involuntarily is subject to bankruptcy proceedings, (B) applies for or consents to the appointment of a receiver, trustee, custodian, sequestrator, or similar official, (C) makes a general assignment to creditors, (D) commences winding down or liquidation of its business affairs, (E) otherwise takes corporate action for the purpose of effecting any of the foregoing, or (F) ceases operating in the normal course of business;

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iv) If any change to, enactment of, or change in interpretation or enforcement of any law occurs that would have a material adverse effect upon a party’s ability to perform its obligations under this Service Agreement or a party’s costs/revenues with respect to the services under this Service Agreement;

v) Upon direction to a party from any regulatory authority or National Automated Clearing House Association to cease or materially limit the exercise or performance of such party’s rights or obligations under this Service Agreement;

vi) If there shall have occurred a material adverse change in the financial condition of the other party; or

vii) Upon a force majeure event that materially prevents or impedes a party from performing its obligations hereunder for a period of more than 10 business days.

StartEngine Crowdfunding, Inc.		Customer:

By:	/s/ Allen	By:	/s/ Jaeson Bang

Date:	06/29/2021		06/28/2021

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Schedule A

Exhibit 6.3

CREDIT CARD SERVICES AGREEMENT

This Services Agreement (“Services Agreement” or “Agreement”) is entered into as of the date noted below (the “Effective Date”) between StartEngine Crowdfunding, Inc., a Delaware corporation (“Company”), and Oracle Health, Inc a Delaware C corporation (“Customer” or “you”).

1. Services

Company agrees to make available to Customer the ability to present information with respect to its securities offering (the “Offering”) to Users, and to permit Users to create and manage online accounts, view information regarding the Customer, indicate interest in the Offering, and to subscribe to the Offering by signing a subscription agreement or similar instrument and transmitting payment instructions (together, the “Services”). A “User” means a natural person, corporation or other entity that has established an account on the Company’s website.

2. Fees and expenses

a) Generally

In exchange for the Services, you shall pay the Company the then applicable fees and expenses set out below. The Company reserves the right to change the applicable charges and to institute new charges and fees at the end of the Initial Term (as defined below) or then current renewal term, upon 30 days prior notice to you. If you believe that the Company has billed you incorrectly, you must contact Company no later than 60 days after the closing date on the first billing statement in which the error or problem appeared, in order to receive an adjustment or credit. Inquiries should be directed to contact@startengine.com.

b) Monthly Fees and Billing

The Company will bill you monthly for the Services. You authorize the Company to instruct Prime Trust or any escrow agent used by Company to deduct such fees, debts and any other amounts liabilities incurred under this Service Agreement, prior to releasing any amounts due to you or to any other person (including another escrow agent) from escrow. Amounts which remain unpaid for 30 days are subject to a finance charge of 1.5% per month on any outstanding balance, or the maximum permitted by law, whichever is lower, plus all expenses of collection and may result in immediate termination of Service. You shall be responsible for all taxes associated with Services other than U.S. taxes based on the Company’s net income.

c) Transaction Fees

Credit cards: varies because it is a combination of fixed and a percentage charged by the credit card vendors) listed in Schedule A. We charge a 4% estimate for each disbursement and a final calculation of the actual costs will be performed within 60 days after the close of the offering. Any excess will be reimbursed and any deficit will be paid either out of escrow or by the Customer.

e) Reimbursable expenses

You shall reimburse the Company for the following expenses:

(i) All credit card charges charged to the Company by its third-party credit card processor in connection with the Offering.

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(ii) All transaction fees charged to the Company or its affiliates by its third-party transaction processor in connection with the Offering.

(iv) Return fees as set out in Section 4 (Returns and Reversals) below.

2. Customer Representations and Warranties

Customer represents and warrants to the Company that then executed and delivered by Customer, this Service Agreement will constitute the legal, valid, and binding obligation of Customer, enforceable in accordance with its terms.

4. Returns and Reversals

a) Returns and Reversals

User transactions debited from bank accounts via ACH are subject to returns (e.g., non-sufficient funds) and reversals from chargebacks (e.g., unauthorized activity) per the Electronic Fund Transfer Act (15 U.S.C. 1693et seq.as may be amended), Regulation E, and NACHA guidelines (collectively, such returns and reversals are “Reversals”). The Company will work to protect Customer and the receiving Users from unwarranted Reversals; however, Customer acknowledges and agrees that:

i) Customer is liable for all User Activity and Reversals associated with User Activity;

ii) If Company’s agent receives a Reversal, the Company may in its sole discretion charge Customer the full amount of the Reversal (“Reversed Payment”) plus additional chargeback fees (“Reversal Fee” and collectively the “Reversal Liability”);

iii) The Company has sole discretion to determine who is at fault and liable for the Reversed Payment and Reversal Fee;

iv) Customer authorizes the Company to take any of the following actions (in any particular order): (i) collect the unpaid portion of the Reversal Liability from funds sent to your third party escrow account;

(ii) debit your bank account in the amount of the unpaid portion of the Reversal Liability; (iv) engage in collection efforts to recover the unpaid portion of the Reversal Liability and/or (v) take legal action or any other action under this Service Agreement.

5. Term and Survival

a) Subject to earlier termination as provided below, this Service Agreement is for the total duration of the Company’s Offering (the “Initial Term”) unless either party requests termination at least 30 days prior to the end of the then-current term.

b) Additionally, either party may terminate this Service Agreement in the event:

i) The other party’s material breach that remains not cured and continues for a period of (A) in the case of a failure involving the payment of any undisputed amount due hereunder, 15 days and (B) in the case of any other failure, 30 days after the non performing party receives notice from the terminating party specifying such failure;

ii) Any statement, representation or warranty of the other party is untrue or misleading in any material respect or omits material information;

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iii) The other party (A) voluntarily or involuntarily is subject to bankruptcy proceedings, (B) applies for or consents to the appointment of a receiver, trustee, custodian, sequestrator, or similar official, (C) makes a general assignment to creditors, (D) commences winding down or liquidation of its business affairs, (E) otherwise takes corporate action for the purpose of effecting any of the foregoing, or (F) ceases operating in the normal course of business;

iv) If any change to, enactment of, or change in interpretation or enforcement of any law occurs that would have a material adverse effect upon a party’s ability to perform its obligations under this Service Agreement or a party’s costs/revenues with respect to the services under this Service Agreement;

v) Upon direction to a party from any regulatory authority or National Automated Clearing House Association to cease or materially limit the exercise or performance of such party’s rights or obligations under this Service Agreement;

vi) If there shall have occurred a material adverse change in the financial condition of the other party; or

vii) Upon a force majeure event that materially prevents or impedes a party from performing its obligations hereunder for a period of more than 10 business days.

StartEngine Crowdfunding, Inc.		Customer:

By:	/s/ Allen	By:	/s/ Jaeson Bang

	Date: 6/29/2021		Date: 6/28/2021

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Exhibit 8.1

Escrow Services Agreement

This Escrow Services Agreement (this “Agreement”) is made and entered into as of 11/30/2021 by and between Prime Trust, LLC (“Prime Trust” or “Escrow Agent”), Oracle Health, Inc (the “Issuer”) and StartEngine Primary LLC (the “Broker”).

Recitals

WHEREAS, the Issuer proposes to offer for sale and sell securities to prospective investors (“Subscribers”), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended, or exemption from registration (i.e. Regulation A+, D or S) (the “Offering”), the equity, debt or other securities of the Issuer (the “Securities”) up to the maximum amount of 8,000,000.00 USD (the “Maximum Amount of the Offering”). There is no minimum contingency or minimum offering amount in this Offering.

WHEREAS, Issuer has engaged Broker, a registered broker-dealer with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority, to serve as placement agent or underwriter, as applicable, for the Offering.

WHEREAS, Issuer and Broker desire to establish an Escrow Account in which funds received from Subscribers will be held during the Offering, subject to the terms and conditions of this Agreement.

WHEREAS, Prime Trust agrees to serve as third-party escrow agent for the Subscribers with respect to such Escrow Account (as defined below) in accordance with the terms and conditions set forth herein.

Agreement

NOW THEREFORE, in consideration for the mutual covenants, promises, agreements, representations, and warranties contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties herby agree as follows:

1.	Establishment of Escrow Account.Prior to the Issuer initiating the Offering, and prior to the receipt of the first Subscriber funds, Escrow Agent shall establish an account for the Issuer (the “Escrow Account”). All parties agree to maintain the Escrow Account and Escrow Amount (as defined below) in a manner that is compliant with applicable banking and securities regulations. Escrow Agent shall be the sole administrator of the Escrow Account.

2.	Escrow Period.The escrow period (“Escrow Period”) shall begin with the commencement of the Offering and shall terminate, in whole or in part, as applicable, upon the earlier to occur of the following:

a.	The date upon which Escrow Agent has received the Escrow Amount cleared in the Escrow Account and the Issuer and/or Broker instructed a partial or full closing on those funds, provided, however, that the Escrow Amount does not exceed the Maximum Amount of the Offering.; or

b.	The date which is one year from the date of qualification of the Offering by the Securities and Exchange Commission; or

c.	The date upon which a determination is made by Issuer and/or their authorized representatives to terminate the Offering; or

d.	Escrow Agent’s exercise of the termination rights specified in Section 8.

During the Escrow Period, the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of the Subscribers, and that (ii) neither Issuer nor the Broker are entitled to any funds received into the Escrow Account, and that no amounts deposited into the Escrow Account shall become the property of Issuer, Broker or any third-party, or be subject to any debts, liens or encumbrances of any kind, until the contingency has been satisfied.

3.	Deposits into the Escrow Account. All Subscribers will be directed by the Issuer and its agents to transmit their data and subscription amounts via Escrow Agent’s technology systems (“Issuer Dashboard”), directly to the Escrow Account to be held for the benefit of Subscribers in accordance with the terms of this Agreement and applicable regulations. All Subscribers will transfer funds directly to the Escrow Agent for deposit into the Escrow Account. Escrow Agent shall process all subscription amounts for collection through the banking system, shall hold Escrow Amounts, and shall maintain an accounting of each such subscription amount posted to its ledger, which also sets forth, among other things, each Subscriber’s name and address, the quantity of Securities purchased, and the amount paid. All subscription amounts which have cleared the banking system, are hereinafter referred to as the “Escrow Amount”. No interest shall be paid to Issuer or Subscribers on balances in the Escrow Account. Issuer shall promptly, concurrent with any new or modified subscription agreement (each a “Subscription Agreement”) and/or Offering materials, provide Escrow Agent with a copy of such revised documents and other information as may be reasonably requested by Escrow Agent which is necessary for the performance of its duties under this Agreement. Escrow Agent is under no duty or responsibility to enforce collection of any subscription amounts whether delivered to it or not hereunder. Issuer shall cooperate with Escrow Agent with clearing any and all AML and funds processing exceptions.

Funds Hold; Clearing, Settlement and Risk Management Policy: All parties agree that Subscriber funds are considered “cleared” as follows:

* Wires — 24 hours (one business day) following receipt of funds;

*ACH — 10 days following receipt of funds;

*Credit and Debit Cards – 24 hours (one business day) following receipt of funds.

For subscription amounts received through ACH transfers, Federal regulations provide Subscribers with the right to recall, cancel or otherwise dispute the transaction for a period of up to 60 days following the transactions. Similarly, subscription amounts processed by credit or debit card transactions are subject to recall, chargeback, cancellation or other dispute for a period of up to 180 days following the transaction. As an accommodation to the Issuer and Broker, subject to the terms of this Agreement, Escrow Agent shall make subscription amounts received through ACH fund transfers available starting 10 calendar days following receipt by Escrow Agent of the subscription amounts and 24 hours following receipt of funds for credit and debit card transactions. Notwithstanding the foregoing, all cleared subscription amounts remain subject to internal compliance review in accordance with internal procedures and applicable rules and regulations. Escrow Agent reserves the right to deny, suspend or terminate participation in the Escrow Account any Subscriber to the extent Escrow Agent, in its sole and absolute discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations or best practices. Prime Trust reserves the right to limit, suspend, restrict (including increasing clearing periods) or terminate the use of ACH, credit card and/or debit card transactions at its sole discretion. Without limiting the indemnification obligations under Section 11 of this Agreement, Issuer agrees that it will immediately indemnify, hold harmless and reimburse the Escrow Agent for any fees, costs or liability whatsoever resulting or arising from funds processing failures, including without limitation chargebacks, recalls or other disputes. Issuer acknowledges and agrees that the Escrow Agent shall not be responsible for or obligated to pursue collection of any funds from Subscribers.

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4.	Disbursements from the Escrow Account.Upon written instruction from Issuer and/or Broker (generally via notification on the Issuer Dashboard), Escrow Agent shall, pursuant to those instructions, make a disbursement to the Issuer from the Escrow Account which are available for disbursement. Issuer acknowledges that there is a 24-hour (one business day) processing time once a request has been received to disburse funds from the Escrow Account. Furthermore, Issuer directs Escrow Agent to accept instructions regarding fees from Broker, including other registered securities brokers in the syndicate, if any, or from the API integrated platform or portal through which this Offering is being conducted, if any.

5.	Collection Procedure. Escrow Agent is hereby authorized, upon receipt of Subscriber funds, to promptly deposit them in the Escrow Account. Any Subscriber funds which fail to clear or are subsequently reversed, including but not limited to chargebacks, recalls or otherwise disputed, shall be debited to the Escrow Account, with such debits reflected on the Escrow Account ledger accessible via Escrow Agent’s API or Issuer Dashboard as a non-exclusive remedy. Any and all escrow fees paid by Issuer, including those for funds processing are non-refundable, regardless of whether ultimately cleared, failed, rescinded, returned or recalled. In the event of any Subscriber refunds, returns or recalls after funds have already been remitted to Issuer, Issuer and/or Broker hereby irrevocably agree to immediately and without delay or dispute send equivalent funds to Escrow Agent to cover such refunds, returns or recalls. If Issuer has any dispute or disagreement with its Subscriber then that is separate and apart from this Agreement and Issuer and/or Broker will address such matters directly with such Subscriber, including taking whatever actions Issuer and/or Broker determines appropriate, but Issuer and/or Broker shall regardless remit funds to Escrow Agent and not involve Escrow Agent in any such disputes.

6.	Escrow Administration Fees, Compensation of Prime Trust. Escrow Agent is entitled to escrow administration fees from Issuer and/or Broker as set forth in Schedule A attached hereto and as displayed on the Issuer Dashboard. Escrow Agent fees are not contingent in any way on the success or failure of the Offering, receipt of Subscriber funds, or transactions contemplated by this Agreement. No fees, charges or expense reimbursements of Escrow Agent are reimbursable, and are not subject to pro-rata analysis. All fees and charges, if not paid by a representative of Issuer (e.g. funding platform, lead syndicate broker, etc.), may be made via either Issuers credit/debit card or ACH information on file with Escrow Agent. Issuer shall at all times maintain appropriate funds in their account for the payment of escrow administration fees. Escrow Agent may also collect its fee(s), at its option, from any other account held by the Issuer at Prime Trust. It is acknowledged and agreed that no fees, reimbursement for costs and expenses, indemnification for any damages incurred by Issuer or Escrow Agent shall be paid out of or chargeable to the Escrow Amount.

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7.	Representations and Warranties.The Issuer and Broker each covenant and make the following representations and warranties to Escrow Agent:

a.	It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b.	This Agreement and the transactions contemplated thereby have been duly approved by all necessary actions, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes a valid and binding agreement enforceable in accordance with its terms.

c.	The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the Offering and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the Offering, to which it is a party or any of its property is subject.

d.	The Offering shall contain a statement that Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

e.	No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Amounts or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or any part thereof.

f.	It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

g.	Its business activities are in no way related to Cannabis, gambling, pornography, or firearms.

h.	The Offering complies in all material respects with the Act and all applicable laws, rules and regulations.

i.	All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Amounts.

8.	Term and Termination.This Agreement will remain in full force during the Escrow Period and shall terminate upon the following:

a.	As set forth in Section 2.

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b.	Termination for Convenience. Any party may terminate this Agreement at any time for any reason by giving at least thirty (30) days’ written notice.

c.	Escrow Agent’s Resignation. Escrow Agent may unilaterally resign at any time without prior notice by giving written notice to Issuer, whereupon Issuer will immediately appoint a successor escrow agent.

9.	Binding Arbitration, Applicable Law, Venue, and Attorney’s Fees.This Agreement is governed by, and will be interpreted and enforced in accordance with, the laws of the State of Nevada, as applicable, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the American Arbitration Association, with venue in Clark County, Nevada. The parties consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney’s fees and costs and the decision of the arbitrator shall be final, binding and enforceable in any court.

10.	Limited Capacity of Escrow Agent.This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent acts hereunder as an escrow agent only and is not associated, affiliated, or involved in the business decisions or business activities of Issuer, portal, or Subscriber. Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction, or request furnished to it hereunder, including, without limitation, the authority or the identity of any signer thereof, believed by it to be genuine, and Escrow Agent may rely and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction, or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be responsible to notify, any party thereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any instrument deposited herewith. Escrow Agent’s entire liability, and Broker and Issuer’s exclusive remedy, in any cause of action based on contract, tort, or otherwise in connection with any services furnished pursuant to this Agreement shall be limited to the total fees paid to Escrow Agent by Issuer. The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

11.	Indemnity.Issuer agrees to defend, indemnify and hold Escrow Agent and its related entities, directors, employees, service providers, advertisers, affiliates, officers, agents, and partners and third-party service providers (collectively, “Escrow Agent Indemnified Parties”) harmless from and against any loss, liability, claim, or demand, including attorney’s fees (collectively “Expenses”), made by any third party due to or arising out of (i) this Agreement or a breach of any provision in this Agreement, or (ii) any change in regulation or law, state or federal, and the enforcement or prosecution of such as such authorities may apply to or against Issuer. This indemnity shall include, but is not limited to, all Expenses incurred in conjunction with any interpleader that Escrow Agent may enter into regarding this Agreement and/or third-party subpoena or discovery process that may be directed to Escrow Agent Indemnified Parties. It shall also include any action(s) by a governmental or trade association authority seeking to impose criminal or civil sanctions on any Escrow Agent Indemnified Parties based on a connection or alleged connection between this Agreement and Issuers business and/or associated persons. The defense, indemnification and hold harmless obligations will survive termination of this Agreement. Escrow Agent reserves the right to control the defense of any such claim or action and all negotiations for settlement or compromise, and to select or approve defense counsel, and Issuer agrees to fully cooperate with Escrow Agent in the defense of any such claim, action, settlement, or compromise negotiations.

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12.	Entire Agreement, Severability and Force Majeure.This Agreement contains the entire agreement between Issuer and Escrow Agent regarding the Escrow Account. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes.

13.	Escrow Agent Compliance.Escrow Agent may, at its sole discretion, comply with any new, changed, or reinterpreted regulatory or legal rules, laws or regulations, law enforcement or prosecution policies, and any interpretations of any of the foregoing, and without necessity of notice, Escrow Agent may (i) modify either this Agreement or the Escrow Account, or both, to comply with or conform to such changes or interpretations or (ii) terminate this Agreement or the Escrow Account or both if, in the sole and absolute discretion of Escrow Agent, changes in law enforcement or prosecution policies (or enactment or issuance of new laws or regulations) applicable to the Issuer might expose Escrow Agent to a risk of criminal or civil prosecution, and/or of governmental or regulatory sanctions or forfeitures if Escrow Agent were to continue its performance under this Agreement. Furthermore, all parties agree that this Agreement shall continue in full force and be valid, unchanged and binding upon any successors of Escrow Agent. Changes to this Agreement will be sent to Issuer via email. Escrow Agent may act or refrain from acting in respect of any matter referred to in this Escrow Agreement in full reliance upon and by and with the advice of its legal counsel and shall be fully protected in so acting or in refraining from acting upon advice of counsel. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safe the Escrow Amounts until directed otherwise by a court of competent jurisdiction or, (ii) interplead the Escrow Amount to a court of competent jurisdiction.

14.	Waivers.No waiver by any party to this Agreement of any condition or breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

15.	Notices.Any notice to Escrow Agent is to be sent to escrow@primetrust.com. Any notices to Issuer will be to jaeb@oracle-health.com and any notices to the Broker will be sent to Contact@startengine.com.

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Any party may change their notice or email address giving notice thereof in accordance with this Paragraph. All notices hereunder shall be deemed given: (1) if served in person, when served; (2) if sent by facsimile or email, on the date of transmission if before 6:00 p.m. Eastern time, provided that a hard copy of such notice is also sent by either a nationally recognized overnight courier or by U.S. Mail, first class; (3) if by overnight courier, by a nationally recognized courier which has a system of providing evidence of delivery, on the first business day after delivery to the courier; or (4) if by U.S. Mail, on the third day after deposit in the mail, postage prepaid, certified mail, return receipt requested. Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or as otherwise from time to time changed or updated in Issuer Dashboard, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients’ spam filters by the recipients email service provider or technology, or due to a recipients’ change of address, or due to technology issues by the recipients’ service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Issuer, including statements, and if such documents are desired then that party agrees to directly and personally print, at their own expense, the electronically-sent communication(s) or dashboard reports and maintaining such physical records in any manner or form that they desire.

16.	Counterparts; Facsimile; Email; Signatures; Electronic Signatures.This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, and delivered by email in ..pdf format, which shall be binding upon each signing party to the same extent as an original executed version hereof.

17.	Substitute Form W–9: Section 6109 of the Internal Revenue Code requires Issuer to provide the correct Taxpayer Identification Number (TIN). Under penalties of Perjury, Issuer certifies that: (1) the tax identification number provided to Escrow Agent is the correct taxpayer identification number and (2) Issuer is not subject to backup withholding because: (a) Issuer is exempt from backup withholding, or, (b) Issuer has not been notified by the Internal Revenue Service that it is subject to backup withholding. Issuer agrees to immediately inform Escrow Agent in writing if it has been, or at any time in the future is, notified by the IRS that Issuer is subject to backup withholding.

18.	Survival.Even after this Agreement is terminated, certain provisions will remain in effect, including but not limited to Sections 3, 4, 5, 9, 10, 11, 12 and 14 of this Agreement. Upon any termination, Escrow Agent shall be compensated for the services as of the date of the termination or removal.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ISSUER:

Oracle Health, Inc

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:	CEO

BROKER:

StartEngine Primary LLC

By:	/s/ Allen Jebsen

Name:	Allen Jebsen
Title:	VP, Sales

ESCROW AGENT:

Prime Trust, LLC

By:	/s/ Melissa Ryken Westhoff

Name:	Melissa Ryken Westhoff
Title:	Trust Officer

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SCHEDULE A
ESCROW AGENT FEES

[As Agreed with StartEngine]

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